Exhibit 99.1

Reitar Logtech Signs Strategic Cooperation Framework Agreement with Optimize Integration Group, First-year Procurement Target of RMB1 Billion

Jointly Building an Efficient, Transparent and Financially Empowered Global Food Supply Chain Platform

Hong Kong, 9 February 2026 - Reitar Logtech Holdings Limited (NASDAQ: RITR) (“Reitar” or “the Company”), with Optimize Integration Group Co., Ltd. (“Optimize Integration Group”), a leading integrated food supply chain service provider in China. The Agreement was entered into in December 2025. The two parties will collaborate to enhance the efficiency and transparency of the global food supply chain through digital and financial integration.

Optimize Integration Group is a leading enterprise in China’s imported frozen meat and seafood sector, with reported annual revenue approaching RMB70 billion. Its annual import of meat accounts for approximately 18% of China’s total import volume in that category. Under the Agreement, the parties will establish a long-term, strategic partnership, integrating Reitar’s expertise in global supply chain management and logistics technology with Optimize Integration Group’s extensive domestic distribution network and digital customs clearance capabilities.

According to the Agreement, Optimize Integration Group has designated Reitar as its exclusive agent for its overseas frozen meat procurement business. The parties have established a non-binding first-year procurement target through Reitar of RMB1 billion. The cooperation aims to develop Reitar into Optimize Integration Group’s core global procurement platform over the three-year term of the Agreement.

The core elements of this strategic cooperation include:

●	Exclusive Procurement Agency: Optimize Integration Group will entrust its overseas frozen meat procurement to be executed through Reitar exclusively. Under the agreement, Reitar will act as the principal in the procurement transactions, executing the purchases from overseas suppliers and selling the goods to Optimize Integration Group. This structure leverages Reitar’s global network to optimize procurement costs and ensure stable, high-quality sourcing.

●	Digital Platform Integration: The parties will form a joint task force to integrate Optimize Integration Group’s proprietary “Intelligent Supply Chain Platform” with Reitar’s “Overseas Procurement and Logistics Management System”. The fully integrated platform is intended to enable real-time visibility across the supply chain, from order synchronization and logistics tracking to customs clearance status, providing credible data for operational management and financial partners.

●	Supply Chain Finance Collaboration: Leveraging the verified trade flows and data from the integrated platform, Reitar will lead the structuring and introduction of innovative supply chain financing solutions with international financial institutions. Potential financing solutions may include pre-payment and inventory financing. Optimize Integration Group will support the implementation of these solutions. Any financial cost savings or gains generated from these solutions will be shared between the parties based on mechanisms to be agreed upon in specific project agreements.

Transaction Mechanism and Revenue Model

Pursuant to the Agreement, the workflow for each transaction will be executed as follows:

●	Order and Prepayment: Optimize Integration Group will issue a procurement order to Reitar, after which it will then pay a prepayment deposit to Reitar.

●	Procurement and Shipment: Reitar will use the funds to pay the deposit to the designated overseas supplier. Upon confirmation of shipping documents from the supplier, Reitar will pay the remaining balance of the cargo cost to the supplier, and the goods will be shipped to a designated port in China.

●	Final Payment and Title Transfer: Optimize Integration Group will manage the customs clearance process. It is required to pay the final balance of the order to Reitar prior to the goods being officially released by customs authorities. Upon Reitar’s receipt of the full payment, the transaction is considered complete, and title to the goods is formally transferred to Optimize Integration Group.

●	Revenue and Fee Structure: Reitar’s revenue will be the total price of the goods sold to Optimize Integration Group. The Company’s agency fee is included within this price, representing the spread between the Company’s cost to procure the goods from the overseas supplier and the final sale price to Optimize Integration Group.

Mr. John Chan, Chairman and CEO of Reitar Logtech, said: “We are very honored to establish an exclusive strategic partnership with a company like Optimize Integration Group, which holds a leading position in China’s imported food supply chain sector. This cooperation is not only a combination of businesses, but also a deep integration of technology, data and finance. We will fully leverage our strengths in international procurement execution, cross-border logistics asset operation, and blockchain-driven supply chain finance architecture, and combine them with Optimize Integration Group’s strong domestic network and digital capabilities to provide more efficient and reliable imported food supply services to the China market, while setting a new benchmark for the digital transformation of the global food supply chain.”

Mr. Martin Ding, Co-Chairman and CIO of Optimize Integration Group, said: “Reitar ’s professional capabilities and global resources in cross-border supply chain and financial technology are highly complementary to the fully digitalized end-to-end network we have developed in China’s imported meat market. The establishment of this strategic cooperation will significantly enhance the stability, efficiency and cost control of our global origin sourcing. We have established 33 subsidiaries and offices in Europe, South America, North America and Africa, covering all export-to-China compliant plants worldwide, and have achieved 100% coverage of all seaborne meat import ports in China. We serve nearly 2,000 major downstream traders domestically, with a market coverage rate exceeding 60%. Through the deep integration and data sharing between our systems, we expect to optimize the traditional trade cycle to an industry-leading level, jointly explore supply chain financial innovation, enhance capital efficiency across the entire chain, and better serve China’s growing demand for high-quality imported food.”

Risk Factors Related to the Strategic Cooperation

The strategic cooperation with Optimize Integration Group is subject to a number of risks and uncertainties that should be considered in addition to the risks described in the Company’s most recent Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission (the “SEC”).

●	Reliance on Strategic Partner and Non-Binding Targets. The success of this cooperation is dependent on Optimize Integration Group’s business performance and its adherence to the operational terms of the Agreement. The RMB1 billion first-year procurement target is non-binding, and there is no assurance that this target will be met or that similar targets will be established or achieved in subsequent years.

●	Execution and Integration Risks. The anticipated benefits of the cooperation depend on the successful technical integration of the parties’ respective digital platforms. Challenges in achieving this integration could result in delays, increased costs, and a failure to realize the expected operational efficiencies and data transparency.

●	Credit and Working Capital Risks. The transaction structure requires Reitar to manage working capital between its payments to overseas suppliers and its receipt of final payment from Optimize Integration Group. This exposes the Company to the counterparty credit risk of Optimize Integration Group. A failure by Optimize Integration Group to make timely payments could adversely affect the Company’s liquidity and financial condition.

●	Cross-Border Trade and Regulatory Risks. The cooperation involves the international trade of food products into China, which is subject to evolving risks including, but are not limited to, changes in import tariffs, customs procedures, food safety regulations, and sanitary standards, as well as broader geopolitical tensions that could disrupt supply chains or market access.

About Reitar Logtech Holdings Limited (NASDAQ:RITR)

Reitar Logtech listed on the NASDAQ in 2024, becoming the first comprehensive solution provider in Asia centered on ‘Property-Logistics Technology’ (PLT). As a pioneer in industry innovation, the group remains focused on the full lifecycle management of logistics assets and technology enablement, establishing an integrated platform that encompasses investment development, operational management, and intelligent upgrades. Reitar drives ‘asset value enhancement’ and ‘technology application scenarios’ simultaneously, innovatively integrating intelligent warehousing systems, IoT devices, and data analytics platforms. This effectively achieves synergistic growth in operational efficiency and economic benefits for clients’ assets, promoting the efficient allocation of resources across the logistics industry chain and cross-industry integration.

About Optimize Integration Group

Optimize Integration Group is a China Top 500 enterprise and a leading comprehensive food supply chain service provider in the country. It has ranked first for many years in terms of total volume of imported frozen meat and seafood in China, with annual revenue of RMB 70 billion. The Group has built a fully digitalized industry-wide network covering “origin sourcing, port customs clearance, cold-chain warehousing and nationwide distribution”. Its self-developed and operated intelligent supply chain platform is directly connected to China Customs and other regulatory authorities, enabling industry-leading compliant customs clearance efficiency and industrial big-data capabilities.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on current expectations and are subject to various risks and uncertainties that may cause actual results to differ materially from those anticipated, including risks related to the proposed cooperation with Optimize Integration Group, the development of global deployment, expected timelines, capabilities and market expansion. Investors are cautioned to consider the specific risk factors detailed in this press release, as well as other risk factors disclosed in the Company’s filings with the SEC. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances.

Media Inquiries:

Ms. Crystal Yip

Tel: 9587 3234 / 3461 3661

Email: crystalyip@arecommtech.com

Ms. Chelsie Tam

Tel: 6094 3336 / 3461 3750

Email: chelsietam@arecommtech.com

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